Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended
March 31, 2016
(millions of dollars)
Operating revenues:
Nonaffiliates	$2,936
Affiliates	939
Total operating revenues	3,875
Operating expenses:
Wholesale transmission service	827
Operation and maintenance	720
Depreciation and amortization	857
Provision in lieu of income taxes	251
Taxes other than amounts related to income taxes	452
Total operating expenses	3,107
Operating income	768
Other income and (deductions) - net	(26)
Nonoperating provision in lieu of income taxes	(9)
Interest expense and related charges	336
Net income	$415